                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



(MARK ONE:)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934


For the fiscal year ended December 31, 1996
                          -----------------

                                      Or

[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the transition period from _________ to __________

                        Commission file number 0-11103
                                               -------

                              CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                           (Full title of the Plan)

                                Centocor, Inc.
                           200 Great Valley Parkway
                               Malvern, PA 19355

                    (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

Centocor Qualified Savings and Retirement Plan
----------------------------------------------
Index to Financial Statements and Schedules
-------------------------------------------



Page 3      Independent Auditors' Report

Page 4 Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1996, 1995 and 1994

Pages 6-17  Notes to Financial Statements

Page 18     Item 27a - Schedule of Assets Held For Investment Purposes

Page 19     Item 27d - Schedule of Reportable Transactions

                         Independent Auditors' Report
                         ----------------------------

    To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

    We have audited the accompanying statements of net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    KPMG Peat Marwick LLP
    Philadelphia, PA

    June 4, 1997

                 CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                        December 31,
                                                           --------------------------------------
                                                                1996                  1995
                                                                ----                  ----
Assets:

      Corestates Money Market Funds and Cash                      $19,084              $66,553

      Investments (Notes 3 and 9):
            Centocor, Inc. Common Stock                         4,385,274            4,684,664
            CoreFund Treasury Reserve Series A                    958,949              974,245
            CoreFund Intermediate Bond Fund Series A            1,146,541            1,126,224
            CoreFund Equity Index Fund Series A                 6,815,384            4,975,540
            CoreFund International Growth Fund Series A           650,973              381,655
            CoreFund Growth Equity Fund Series A                2,395,407            1,285,902
            Twentieth Century Vista Fund                          486,977                    -
                                                           ---------------       --------------
                                                               16,839,505           13,428,230

      Interest and dividends receivable                            54,795               45,609

      Other assets:
            Employer's contribution receivable (Note 2)           319,818              511,273
            Loans receivable from participants                    173,307              119,756
                                                           ---------------       --------------
                                                                  493,125              631,029
                                                           ---------------       --------------

             Total assets                                     $17,406,509          $14,171,421
                                                           ===============       ==============



Net assets available for Plan Benefits (Notes 2 and 9)        $17,406,509          $14,171,421
                                                           ===============       ==============

See accompanying Notes to Financial Statements.

                 CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                       Years ended December 31,
                                                             ---------------------------------------------
                                                                 1996             1995            1994
                                                                 ----             ----            ----
Additions:
      Interest and other income                                  $634,607         $424,163       $196,962
      Net realized gains on sale of investments (Note 3)        1,182,855           57,260        173,613
      Net unrealized appreciation of
        investments (Notes 3 and 9)                               922,405        3,485,055        326,454


      Contributions (Note 2):
            Employee                                            1,560,255        1,465,024      1,340,188
            Employer                                              523,631          511,274        549,798

      Other income (expense)                                       36,646          (22,338)       (40,746)
                                                             -------------    -------------   ------------

                Total additions                                 4,860,399        5,920,438      2,546,269


Deductions (Note 2):
            Benefits paid                                      (1,554,006)        (637,320)    (1,325,833)
            Loan repayments (advances)                            (70,012)          43,352        (80,319)
            Administrative expenses                                (1,293)          (1,305)        (1,963)
                                                             -------------    -------------   ------------
                                                               (1,625,311)        (595,273)    (1,408,115)

                Net increase                                    3,235,088        5,325,165      1,138,154

Net assets available for Plan Benefits:
            Beginning of year                                  14,171,421        8,846,256      7,708,102
                                                             -------------    -------------   ------------
            End of year                                       $17,406,509      $14,171,421     $8,846,256
                                                             =============    =============   ============

See accompanying Notes to Financial Statements.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 1  Summary of Significant Accounting Policies

        Basis of Accounting
        -------------------

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        Investments
        -----------

        Shares of common trust funds administered by CoreStates Bank, N.A. (the "Trustee") are stated at fair value based on the market value of the underlying securities. Centocor, Inc. (the "Company") common shares are carried at market value which is determined by quoted market prices.

        Accounting Estimates
        --------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.

        Basis of Security Transactions
        ------------------------------

        Security transactions are accounted for on the trade date.

Note 2  Description of Plan

        The following description of the Centocor Qualified Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General
        -------

        Effective January 1, 1985, the Company established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

        subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first entry date following the date of his/her employment. The entry dates are January 1, April 1, July 1 and October 1 ("Entry Date") of each calendar year. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are currently paid by the Company.

        Contributions
        -------------

        Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Code. Maximum annual contributions may be limited at the discretion of the Company.

        Employee contributions are invested as directed by the employee in any of the seven investment programs available under an investment contract with the Trustee (see Note 3). Company contributions are made principally in the Company's Common Stock.

        The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1996, 1995 and 1994, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $70,000 per year and 30 percent of the contributions of each employee earning $70,000 or more per year. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. Additionally, in 1996, 1995 and 1994, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1996, 9,415 shares of the Company's Common Stock with a fair value of $33.9688 per share determined by the average trade price for the last twenty days in December and $2.42 in cash was due to the Plan from the Company for its 1996 contribution.

        Participants' Accounts
        ----------------------

        Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest, dividends, other income, and gains or losses earned by each of the investment programs. Investment income is reinvested in the same programs.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


        Participants may transfer all or a portion of their accounts among the seven investment programs available under the Plan. The transfer would take effect on the Entry Date following the participant's written notice of the change.

        Vesting
        -------

        Employee contributions are fully (100 percent) vested and non-forfeitable. Employer contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee non-vested forfeitures are used by the Company to offset employer contributions. The employer contributions vesting percentages are as follows:

               Less than one year of service   0%
               One year of service            20%
               Two years of service           40%
               Three years of service         60%
               Four years of service          80%
               Five or more years of service 100%

        Payment of Benefits
        -------------------

        Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1996 and 1995 of $150,240 and $354,293, respectively, representing amounts due to former employees.

        A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal must first be taken as a loan as noted below. Any additional funds required will be distributed as a hardship withdrawal subject to income tax and penalties. Such loan and withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

        Loan Provisions
        ---------------

        Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may take only one loan per year. All such loans bear interest at prevailing market rates.

Note 3  Investments
        -----------

        The number of employees participating in the investment programs at December 31, 1996 was as follows:

        Centocor, Inc. Common Stock                    409
        CoreFund Treasury Reserve Series A             152
        CoreFund Intermediate Bond Fund Series A       172
        CoreFund Equity Index Fund Series A            369
        CoreFund International Growth Fund Series A    148
        CoreFund Growth Equity Fund Series A           289
        Twentieth Century Vista Fund                   131

        The Centocor Common Stock program consists primarily of shares of Centocor, Inc. Common Stock, with a portion of funds invested in a government money market fund pending purchase of the Company's Common Stock to provide liquidity. The CoreFund Treasury Reserve Series A invests in U.S. Treasury Bills with maturities of one-year or less, with a portion invested in the money market fund noted above. The CoreFund Intermediate Bond Fund Series A invests in U.S. government and government agencies securities and securities guaranteed by the U.S. government as well as unsecured debt instruments of corporations, all with various maturities up to ten years. Part of this fund may also be invested in the money market fund noted above. The CoreFund Equity Index Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above. The CoreFund International Growth Fund Series A invests in equity securities of corporations outside the United States. The CoreFund Growth Equity Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above. The Twentieth Century Vista Fund invests primarily in equities of smaller companies.

        Custody of the Plan's investments is maintained by the Trustee. Plan investments at December 31, 1996 and 1995 were as follows (see also
        Note 9):

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


        Name of Issuer
        and Title of Issue                                      Number of Shares     Cost     Fair Value
        ------------------                                      ----------------  ----------  -----------

        At December 31, 1996
        --------------------
          Centocor, Inc. Common Stock                                    122,665  $2,014,233  $ 4,385,274
          CoreFund Treasury Reserve Series A                             958,949     958,949      958,949
          CoreFund Intermediate Bond Fund Series A                       116,282   1,153,285    1,146,541
          CoreFund Equity Index Fund Series A                            217,813   4,972,137    6,815,384
          CoreFund International Growth Fund Series A                     49,731     646,438      650,973
          CoreFund Growth Equity Fund Series A                           178,230   2,106,668    2,395,407
          Twentieth Century Vista Fund                                    33,561     520,755      486,977
                                                                                              -----------
                                                                                              $16,839,505
                                                                                              ===========

        Name of Issuer
        and Title of Issue                                      Number of Shares     Cost     Fair Value
        ------------------                                      ----------------  ----------  -----------

        At December 31, 1995
        --------------------
          Centocor, Inc. Common Stock                                    151,730  $2,282,264  $ 4,684,664
          CoreFund Treasury Reserve Series A                             974,245     974,245      974,245
          CoreFund Intermediate Bond Fund Series A                       112,961   1,122,518    1,126,224
          CoreFund Equity Index Fund Series A                            190,488   4,065,866    4,975,540
          CoreFund International Growth Fund Series A                     29,335     352,085      381,655
          CoreFund Growth Equity Fund Series A                           103,953   1,086,619    1,285,902
                                                                                              -----------
                                                                                              $13,428,230
                                                                                              ===========


        Net realized gains of $1,182,855 in 1996 resulted principally from sales in the CoreFund Equity Index Fund, the CoreFund Growth Equity Fund and shares of the Company's Common Stock.

        Net realized gains of $57,260 in 1995 resulted principally from sales in the CoreFund Equity Index Fund and shares of the Company's Common Stock.

        Net realized gains of $173,613 in 1994 resulted principally from sales in the CoreFund Equity Index Fund offset by realized losses from sales in the CoreFund Intermediate Bond Fund.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

            The net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1996, 1995 and 1994 was as follows (see Note 9):

                                                  CoreFund      CoreFund       CoreFund        CoreFund    Twentieth
                                                Intermediate     Equity      International   Growth Equity  Century
                                Centocor, Inc.   Bond Fund     Index Fund         Fund          Fund         Vista
                                 Common Stock     Series A      Series A       Series A       Series A       Fund          Total
                                ---------------  ----------  -------------- --------------   ----------    ----------  -------------

Balance at December 31, 1993        $ (435,372)   $  3,655      $  164,843       $      -     $      -      $      -     $ (266,874)

Appreciation (depreciation)            666,999     (59,799)       (266,069)        (1,547)     (13,130)            -        326,454
                                    ----------    --------      ----------       --------     --------     ---------     ----------
Balance at December 31, 1994           231,627     (56,144)       (101,226)        (1,547)     (13,130)            -         59,580
Appreciation                         2,170,773      59,851       1,010,900         31,117      212,414             -      3,485,055
                                    ----------    --------      ----------       --------     --------     ---------     ----------
Balance at December 31, 1995        $2,402,400    $  3,707      $  909,674       $ 29,570     $199,284      $      -      3,544,635
Appreciation (depreciation)            (31,359)    (10,451)        933,573        (25,035)      89,455       (33,778)       922,405
                                    ----------    --------      ----------       --------     --------     ---------     ----------
Balance at December 31, 1996        $2,371,041    $ (6,744)     $1,843,247       $  4,535     $288,739      $(33,778)    $4,467,040
                                    ==========    ========      ==========       ========     ========     =========     ==========

    Note 4  Federal Income Taxes

            The Internal Revenue Service has made a determination that the Plan has complied with the requirements of ERISA and therefore is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

            A participant must pay Federal regular income tax plus a 10 percent Federal excise tax for withdrawal of any portion of his accumulated pre-tax account balance, including the vested portion of the Company's contributions or earnings prior to retirement, disability, or attaining age 59-1/2 and not meeting the requirements of a loan.

    Note 5  Plan Termination

            Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

    Note 6  Form 5500

            The Plan had not yet prepared its Form 5500 for the year ended 1996 as of the date of the audit report. The Plan has filed an extension until September 15, 1997 to file its 1996 Form 5500.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

    Note 7  Plan Amendments/Changes

            During 1996, the plan added one new investment option. This investment option is known as the Twentieth Century Vista Fund. The object of the Twentieth Century Vista Fund is to seek capital growth over time by investing in common stocks considered to have better-than-average prospects for appreciation. This fund was added to further diversify the investment vehicles offered by the Plan.

            During 1994, the plan added two new investment options. These investments are known as the CoreFund Growth Equity Fund Series A and the CoreFund International Growth Fund Series A. The objective of the CoreFund Growth Equity Fund Series A is to seek capital growth by investing primarily in equity securities with potential for growth of earnings over time while the CoreFund International Growth Fund Series A seeks long-term capital appreciation by investing primarily in equity securities of companies located outside the United States. These two funds were added to further diversity the investment vehicles offered by the Plan.

    Note 8  Subsequent Events

            Market Value of Investments
            ---------------------------

            The market value per share of the Company's Common Stock at June 4, 1997 was $34.50 as compared to $35.75 at December 31, 1996.

            Plan Amendments/Changes
            -----------------------

            Effective July 1, 1997, the Company will change its investment administrator and trustee from Corestates, Bank, N.A. to The Vanguard Group. As a result, new investments will be offered effective July 1, 1997 and the record keeping for the plan will be performed by The Vanguard Group. Contributions and vesting schedules will remain the same, however, the plan will change from quarterly valuation to daily valuation. These changes will provide additional services and flexibility to the participants of the Plan.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Note 9 Allocation of Plan Assets to Investment Programs
-------------------------------------------------------


                                                                                   December 31, 1996
                                                   ---------------------------------------------------------------------------------
                                                                                                COREFUND             COREFUND
                                                   COREFUND                           INTERMEDIATE        EQUITY      INTER-
                                                   TREASURY      CENTOCOR                 BOND             INDEX     NATIONAL
                                                   RESERVE        COMMON      LOAN        FUND             FUND       GROWTH
                ASSETS                             SERIES A        STOCK      FUND      SERIES A         SERIES A    SERIES A
                ------                             ---------------------------------------------------------------------------------
CORESTATES MONEY MARKET FUNDS AND CASH               $3,933        $6,827     $5,127            -              $3           -

CENTOCOR INC. COMMON STOCK                                -     4,367,399          -            -               -           -
COREFUND TREASURY RESERVE SERIES A                  948,979         9,970          -            -               -           -
COREFUND INTERMEDIATE BOND FUND SERIES A                  -             -          -    1,146,541               -           -
COREFUND EQUITY INDEX FUND SERIES A                       -             -          -            -       6,815,384           -
COREFUND INTERNATIONAL GROWTH FUND SERIES A               -             -          -            -               -     650,973
COREFUND GROWTH EQUITY FUND SERIES A                      -             -          -            -               -           -
TWENTIETH CENTURY VISTA FUND                              -             -          -            -               -           -

INTEREST AND DIVIDENDS RECEIVABLE                         -             -          -        5,742          28,490      18,389
EMPLOYER'S CONTRIBUTION RECEIVABLE                        -       319,818          -            -               -           -
LOANS RECEIVABLE FROM PARTICIPANTS                        -             -    173,307            -               -           -
                                                   ---------------------------------------------------------------------------------

     TOTAL ASSETS                                   952,912    $4,704,014   $178,434   $1,152,283      $6,843,877    $669,362
                                                   =================================================================================


                                                   -----------------------------------------------------------------
                                                      COREFUND          COREFUND           TWENTIETH
                                                       GROWTH         CONTRIBUTION          CENTURY
                                                       EQUITY         /DISTRIBUTION          VISTA
                                                      SERIES A           ACCOUNT              FUND          TOTAL
                                                  ------------------------------------------------------------------
CORESTATES MONEY MARKET FUNDS AND CASH                     $12               $3,181               $1         $19,084

CENTOCOR INC. COMMON STOCK                                   -               17,875                -       4,385,274
COREFUND TREASURY RESERVE SERIES A                           -                    -                -         958,949
COREFUND INTERMEDIATE BOND FUND SERIES A                     -                    -                -       1,146,541
COREFUND EQUITY INDEX FUND SERIES A                          -                    -                -       6,815,384
COREFUND INTERNATIONAL GROWTH FUND SERIES A                  -                    -                -         650,973
COREFUND GROWTH EQUITY FUND SERIES A                 2,395,407                    -                -       2,395,407
TWENTIETH CENTURY VISTA FUND                                 -                    -          486,977         486,977

INTEREST AND DIVIDENDS RECEIVABLE                        2,174                    -                -          54,795
EMPLOYER'S CONTRIBUTION  RECEIVABLE                          -                    -                -         319,818
LOANS RECEIVABLE FROM PARTICIPANTS                           -                    -                -         173,307
                                                  ------------------------------------------------------------------

          TOTAL ASSETS                              $2,397,593              $21,056         $486,978     $17,406,509
                                                  ==================================================================


                 CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 9  Allocation of Plan Assets and Liabilities to Investment Programs
        ----------------------------------------------------------------

                                                                                    December 31, 1995
                                                   --------------------------------------------------------------------------------
                                                                                                 COREFUND            COREFUND
                                                   COREFUND                            INTERMEDIATE      EQUITY        INTER-
                                                   TREASURY    CENTOCOR                    BOND          INDEX        NATIONAL
                                                    RESERVE     COMMON         LOAN        FUND           FUND         GROWTH
               ASSETS                              SERIES A     STOCK          FUND      SERIES A       SERIES A      SERIES A
               ------                              --------------------------------------------------------------------------------
     CORESTATES MONEY MARKET FUNDS
      AND CASH                                        $7,455     $11,187    $11,712          $3,839       $16,093       $2,792

     CENTOCOR INC. COMMON STOCK                            -   4,669,226          -               -             -            -
     COREFUND TREASURY RESERVE SERIES A              974,245           -          -               -             -
     COREFUND INTERMEDIATE BOND
      FUND SERIES A                                        -           -          -       1,126,224             -            -
     COREFUND EQUITY INDEX FUND SERIES A                   -           -          -               -     4,975,540            -
     COREFUND INTERNATIONAL GROWTH FUND SERIES A           -           -          -               -             -      381,655
     COREFUND GROWTH EQUITY FUND SERIES A                  -           -          -                             -            -

     INTEREST AND DIVIDENDS RECEIVABLE                     -           -          -          10,759        24,839        8,337
     EMPLOYER'S CONTRIBUTION RECEIVABLE                1,484     469,797          -           5,383        13,140        4,173
     LOANS RECEIVABLE FROM PARTICIPANTS                    -           -    119,756               -             -            -
                                                   --------------------------------------------------------------------------------

          TOTAL ASSETS                              $983,184  $5,150,210   $131,468      $1,146,205    $5,029,612     $396,957
                                                   ================================================================================
          LIABILITIES AND PLAN EQUITY
          ---------------------------
     NET INTERFUND INVESTMENT REDIRECTION             $9,273   ($514,238)         -       ($111,030)      $93,967      $83,281
                                                   --------------------------------------------------------------------------------

     PLAN EQUITY                                     973,911   5,664,448    131,468       1,257,235     4,935,645      313,676
                                                   --------------------------------------------------------------------------------

          TOTAL LIABILITIES AND PLAN EQUITY         $983,184  $5,150,210   $131,468      $1,146,205    $5,029,612     $396,957
                                                   ================================================================================

                                                                          December 31, 1995
                                                       -----------------------------------------------------
                                                               COREFUND      COREFUND
                                                                GROWTH     CONTRIBUTION
                                                                EQUITY     /DISTRIBUTION
                                                               SERIES A       ACCOUNT            TOTAL
                                                       -----------------------------------------------------
     CORESTATES MONEY MARKET FUNDS
      AND CASH                                                  $10,577            $2,898         $66,553

     CENTOCOR INC. COMMON STOCK                                       -            15,438       4,684,664
     COREFUND TREASURY RESERVE SERIES A                                                           974,245
     COREFUND INTERMEDIATE BOND
      FUND SERIES A                                                   -                 -       1,126,224
     COREFUND EQUITY INDEX FUND SERIES A                              -                 -       4,975,540
     COREFUND INTERNATIONAL GROWTH FUND SERIES A                      -                 -         381,655
     COREFUND GROWTH EQUITY FUND SERIES A                     1,285,902                 -       1,285,902

     INTEREST AND DIVIDENDS RECEIVABLE                            1,674                 -          45,609
     EMPLOYER'S CONTRIBUTION  RECEIVABLE                         17,296                 -         511,273
     LOANS RECEIVABLE FROM PARTICIPANTS                               -                 -         119,756
                                                       -----------------------------------------------------

          TOTAL ASSETS                                       $1,315,449           $18,336     $14,171,421
                                                       ===================================================
          LIABILITIES AND PLAN EQUITY
          ---------------------------
     NET INTERFUND INVESTMENT REDIRECTION                      $438,747                 -               -
                                                       ---------------------------------------------------

     PLAN EQUITY                                                876,702            18,336      14,171,421
                                                       ---------------------------------------------------

          TOTAL LIABILITIES AND PLAN EQUITY                  $1,315,449           $18,336     $14,171,421
                                                       ===================================================

                  CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 10  Allocation of Plan Income and Changes in Plan Equity to Investment Programs
         ---------------------------------------------------------------------------

                                                                          Year ended December 31, 1996
                                             --------------------------------------------------------------------------------------
                                                                                                  COREFUND          COREFUND
                                               COREFUND                               INTERMEDIATE       EQUITY       INTER-
                                               TREASURY       CENTOCOR                    BOND            INDEX      NATIONAL
                                               RESERVE         COMMON         LOAN        FUND            FUND        GROWTH
                                               SERIES A        STOCK          FUND      SERIES A        SERIES A     SERIES A
                                             --------------------------------------------------------------------------------------
     INTEREST & OTHER INCOME                     $46,540         $2,534      $8,135         $60,408     $159,992       $58,615

     REALIZED GAINS (LOSSES) ON SALE OF
      INVESTMENTS                                      -        960,822           -          (1,155)     157,366        18,727

     UNREALIZED APPRECIATION
      (DEPRECIATION) OF
      INVESTMENTS                                      -        (31,359)          -         (10,451)     933,573       (25,035)

     CONTRIBUTIONS:
      EMPLOYEE                                    85,287        247,196           -          92,157      533,457       112,261
      EMPLOYER                                         -        523,631           -               -            -             -

     OTHER INCOME (EXPENSE)                            -        (32,487)          -               -            -             -

     DEDUCTIONS:
      BENEFITS PAID                              (99,571)      (358,319)          -        (110,901)    (646,210)     (115,260)
      LOAN REPAYMENTS/(ADVANCES)                       -              -     (70,012)              -            -             -
      ADMINISTRATIVE EXPENSES                          -              -      (1,293)              -            -             -
      NET INTERFUND INVESTMENT REDIRECTION       (53,255)    (2,272,452)    110,136        (135,010)     770,054       306,378
                                             --------------------------------------------------------------------------------------

     NET INCREASE (DECREASE)                     (20,999)      (960,434)     46,966        (104,952)   1,908,232       355,686

     PLAN EQUITY AT
      BEGINNING OF PERIOD                        973,911      5,664,448     131,468       1,257,235    4,935,645       313,676
                                             --------------------------------------------------------------------------------------
     PLAN EQUITY AT
      END OF PERIOD                             $952,912     $4,704,014    $178,434      $1,152,283   $6,843,877      $669,362
                                             ======================================================================================

                                                              Year ended December 31, 1996
                                              ------------------------------------------------------------------

                                                    COREFUND                        TWENTIETH
                                                     GROWTH          COREFUND        CENTURY
                                                     EQUITY        CONTRIBUTION       VISTA
                                                    SERIES A       /DISTRIBUTION       FUND            TOTAL
                                              ------------------------------------------------------------------
     INTEREST & OTHER INCOME                         $261,348                $641      $36,394        $634,607

     REALIZED GAINS (LOSSES) ON SALE OF
      INVESTMENTS                                      47,157                   -          (62)      1,182,855

     UNREALIZED APPRECIATION
      (DEPRECIATION) OF
      INVESTMENTS                                      89,455                   -      (33,778)        922,405

     CONTRIBUTIONS:
      EMPLOYEE                                        346,090                   -      143,807       1,560,255
      EMPLOYER                                              -                   -            -         523,631

     OTHER INCOME (EXPENSE)                                 -              69,133            -          36,646

     DEDUCTIONS:
      BENEFITS PAID                                  (212,073)                  -      (11,672)     (1,554,006)
      LOAN REPAYMENTS/(ADVANCES)                            -                   -            -         (70,012)
      ADMINISTRATIVE EXPENSES                               -                   -            -          (1,293)
      NET  INTERFUND INVESTMENT REDIRECTION           988,914             (67,054)     352,289               -
                                              -----------------------------------------------------------------

     NET INCREASE (DECREASE)                        1,520,891               2,720      486,978       3,235,088

     PLAN EQUITY AT
      BEGINNING OF PERIOD                             876,702              18,336            -      14,171,421
                                              -----------------------------------------------------------------
     PLAN EQUITY AT
      END OF PERIOD                                $2,397,593             $21,056     $486,978     $17,406,509
                                              =================================================================

                 CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 10 Allocation of Plan Income and Changes in Plan Equity to Investment
        ------------------------------------------------------------------
        Programs
        ---------

                                                                          Year ended December 31, 1995
                                                    -----------------------------------------------------------------------------
                                                                                                  COREFUND             COREFUND
                                                      COREFUND                            INTERMEDIATE     EQUITY       INTER-
                                                      TREASURY      CENTOCOR                  BOND          INDEX      NATIONAL
                                                      RESERVE        COMMON      LOAN         FUND          FUND        GROWTH
                                                      SERIES A        STOCK      FUND       SERIES A      SERIES A     SERIES A
                                                    -----------------------------------------------------------------------------
        INTEREST & OTHER INCOME                         $49,704         $450   $14,275        $70,944     $236,371      $10,192

        REALIZED GAINS (LOSSES) ON SALE OF
         INVESTMENTS                                          -       17,292         -         (6,292)      37,093          423


        UNREALIZED APPRECIATION
         OF INVESTMENTS                                       -    2,170,773         -         59,851    1,010,900       31,117

        CONTRIBUTIONS:
         EMPLOYEE                                       127,589      200,024         -        138,142      510,484      118,835
         EMPLOYER                                         1,485      469,797         -          5,383       13,140        4,173

        OTHER INCOME (EXPENSE)                                -       12,941         -              -            -            -

        DEDUCTIONS:
         BENEFITS PAID                                  (38,599)    (169,136)    9,660        (65,418)    (295,346)      (3,044)
         LOAN REPAYMENTS/(ADVANCES)                           -            -    43,352              -            -            -
         ADMINISTRATIVE EXPENSES                              -            -    (1,305)             -            -            -
         NET INTERFUND INVESTMENT REDIRECTION           (26,846)     401,742   (46,120)        19,689        5,932      (59,783)
                                                      ---------------------------------------------------------------------------

        NET INCREASE (DECREASE)                         113,333    3,103,883    19,862        222,299    1,518,574      101,913

        PLAN EQUITY AT
         BEGINNING OF PERIOD                            860,578    2,560,565   111,606      1,034,936    3,417,071      211,763
                                                      ---------------------------------------------------------------------------

        PLAN EQUITY AT
         END OF PERIOD                                 $973,911   $5,664,448  $131,468     $1,257,235   $4,935,645     $313,676
                                                      ===========================================================================


                                                        -----------------------------------------------

                                                         COREFUND
                                                          GROWTH         COREFUND
                                                          EQUITY       CONTRIBUTION
                                                         SERIES A      /DISTRIBUTION          TOTAL
                                                        -----------------------------------------------
        INTEREST & OTHER INCOME                           $41,541               $686          $424,163

        REALIZED GAINS (LOSSES) ON SALE OF
         INVESTMENTS                                        8,744                  -            57,260


        UNREALIZED APPRECIATION
         OF INVESTMENTS                                   212,414                  -         3,485,055

        CONTRIBUTIONS:
         EMPLOYEE                                         369,950                  -         1,465,024
         EMPLOYER                                          17,296                  -           511,274

        OTHER INCOME (EXPENSE)                                  -             (3,279)          (22,338)

        DEDUCTIONS:
         BENEFITS PAID                                    (71,211)            (4,226)         (637,320)
         LOAN REPAYMENTS/(ADVANCES)                             -                  -            43,352
         ADMINISTRATIVE EXPENSES                                -                  -            (1,305)
         NET  INTERFUND INVESTMENT REDIRECTION           (300,510)             5,896                 -
                                                        -----------------------------------------------

        NET INCREASE (DECREASE)                           278,224            (32,923)        5,325,165

        PLAN EQUITY AT
         BEGINNING OF PERIOD                              598,478             51,259         8,846,256
                                                        -----------------------------------------------

        PLAN EQUITY AT
         END OF PERIOD                                   $876,702            $18,336       $14,171,421
                                                        ===============================================

                 CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 10      Allocation of Plan Income and Changes in Plan Equity to Investment Programs
             ---------------------------------------------------------------------------

                                                                        Year ended December 31, 1994
                                            ---------------------------------------------------------------------------------------
                                                                                                    COREFUND            COREFUND
                                               COREFUND                                 INTERMEDIATE         EQUITY       INTER-
                                               TREASURY       CENTOCOR                      BOND             INDEX       NATIONAL
                                               RESERVE         COMMON          LOAN         FUND              FUND        GROWTH
                                               SERIES A        STOCK           FUND       SERIES A          SERIES A     SERIES A
                                            ---------------------------------------------------------------------------------------
     INTEREST & OTHER INCOME                   $32,944           $239       $10,209         $57,853         $91,613          $927

     REALIZED GAINS (LOSSES) ON SALE OF
      INVESTMENTS                                    -         (2,179)            -         (10,571)        188,011           (6)


     UNREALIZED APPRECIATION
      (DEPRECIATION) OF
      INVESTMENTS                                    -        666,999             -         (59,799)       (266,069)      (1,547)

     CONTRIBUTIONS:
      EMPLOYEE                                 105,291        187,101             -         150,442         436,173       19,772
      EMPLOYER                                   4,503        511,668             -           5,144           7,773       10,032
     OTHER INCOME (EXPENSE)                          -        (83,794)            -               -               -            -

     DEDUCTIONS:
      BENEFITS PAID                           (219,865)      (128,790)      (23,213)       (250,918)       (698,638)           -
      TRANSFERS TO RELATED PARTY                     -              -             -               -               -            -
      LOAN REPAYMENTS/(ADVANCES)                     -              -       (80,319)              -               -            -
      ADMINISTRATIVE EXPENSES                        -              -        (1,963)              -               -            -
      NET INTERFUND INVESTMENT REDIRECTION      32,333       (226,611)       92,165        (183,455)        (67,623)     182,585
                                            ---------------------------------------------------------------------------------------

     NET INCREASE (DECREASE)                   (44,794)       924,633        (3,121)       (291,304)       (308,760)     211,763

     PLAN EQUITY AT
      BEGINNING OF PERIOD                      905,372      1,635,932       114,727       1,326,240       3,725,831            -
                                            ---------------------------------------------------------------------------------------

     PLAN EQUITY AT
      END OF PERIOD                           $860,578     $2,560,565      $111,606      $1,034,936      $3,417,071     $211,763
                                            =======================================================================================

                                                         Year ended December 31, 1994
                                             --------------------------------------------------
                                                   COREFUND
                                                    GROWTH         COREFUND
                                                    EQUITY       CONTRIBUTION
                                                   SERIES A     /DISTRIBUTION         TOTAL
                                             --------------------------------------------------

     INTEREST & OTHER INCOME                        $2,227              $950        $196,962

     REALIZED GAINS (LOSSES) ON SALE OF
      INVESTMENTS                                   (1,642)                -         173,613

     UNREALIZED APPRECIATION
      (DEPRECIATION) OF
      INVESTMENTS                                  (13,130)                -         326,454

     CONTRIBUTIONS:
      EMPLOYEE                                     441,409                 -       1,340,188
      EMPLOYER                                      10,678                 -         549,798
     OTHER INCOME (EXPENSE)                              -            43,048         (40,746)

     DEDUCTIONS:
      BENEFITS PAID                                (11,670)            7,261      (1,325,833)
      TRANSFERS TO RELATED PARTY                         -                 -               -
      LOAN REPAYMENTS/(ADVANCES)                         -                 -         (80,319)
      ADMINISTRATIVE EXPENSES                            -                 -          (1,963)
      NET INTERFUND INVESTMENT REDIRECTION         170,606                 -               -
                                             ------------------------------------------------

     NET INCREASE (DECREASE)                       598,478            51,259       1,138,154

     PLAN EQUITY AT
      BEGINNING OF PERIOD                                -                 -       7,708,102
                                             ------------------------------------------------

     PLAN EQUITY AT
      END OF PERIOD                               $598,478           $51,259      $8,846,256
                                             ================================================

                                      17

                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         YEAR ENDED DECEMBER 31, 1996


Description of Assets:                    Number of Shares              Cost             Market
----------------------                    ----------------              ----             ------
Centocor Common Stock                              122,665           $2,014,233        $4,385,274

CoreFund Treasury
     Reserve Series A                              958,949              958,949           958,949

CoreFund Intermediate
     Bond Fund Series A                            116,282            1,153,285         1,146,541

CoreFund Equity Index
     Fund Series  A                                217,813            4,972,137         6,815,384

CoreFund International
     Growth Fund Series A                           49,731              646,438           650,973

CoreFund Growth
     Equity Fund Series A                          178,230            2,106,668         2,395,407

Twentieth Century Vista Fund                        33,561              520,755           486,977


                                        Number of Participants          Cost             Market
                                        ----------------------          ----             ------
Loans from participants                                 33             $178,434          $178,434

                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1996

                                         Purchases                                          Sales
                                   ---------------------           ---------------------------------------------------------
                                   Shares or                       Shares or                                           Net
Description of Assets              Par Value       Cost            Par Value       Proceeds         Cost       Gain / (Loss)
---------------------              ---------       ----            ---------       --------         ----       -------------

Centocor Common Stock                33,951     $816,458            63,016      $2,045,311     $1,084,489         $960,822

CoreFund Treasury
     Reserve Series A               266,980      266,980           282,276         282,276        282,276                -

CoreFund Intermediate
     Bond Fund Series A              20,604      203,250            17,283         171,328        172,483           (1,155)

CoreFund Equity Index
     Fund Series  A                  52,008    1,438,139            24,683         689,234        531,868          157,366

CoreFund International
     Growth Fund Series A            40,243      548,834            19,847         273,208        254,481           18,727

CoreFund Growth
     Equity Fund Series A            88,972    1,186,359            14,695         213,467        166,310           47,157

Twentieth Century Vista Fund         35,848      555,163             2,287          34,346         34,408              (62)

CoreFund Liquidity Fund           3,316,634    3,316,634         3,314,648       3,314,648      3,314,648                -

                                  SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                        CENTOCOR QUALIFIED SAVINGS
                                        AND RETIREMENT PLAN



    June 4, 1997                        By:/s/ David P. Holveck
                                           --------------------
                                           David P. Holveck
                                           President and Chief Executive Officer